14046100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 26 2014 WASH., D.C. 191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Repex & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Durie Avenue
(No. and Street)

Closter	NJ	07624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sokolower 201-767-1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cooper, Steven E.
(Name – *if individual, state last, first, middle name*)

16 Croyden Lane	New City	NY	10956
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk

OD 3/20/14

OATH OR AFFIRMATION

I, David Sokolower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Repex & Co., Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

WILLIAM HOLZER
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
JANUARY 16, 2017

David Sokolower
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Officers and Directors of
Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

I have audited the accompanying statement of financial condition of Repex & Co., Inc. as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repex & Co., Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New City, NY
February 16, 2014

REPEX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$198,103
Securities owned - at market value (Note 3)		349,930
Accounts receivable		18,355
Total Assets		$566,388

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Clearance fee payable		$5,682
Accounts payable and accrued expenses		103,657
Payroll taxes payable		5,523
Total Liabilities		114,862
Committments and contingencies (Notes 4 and 6)		
Stockholders' Equity		
Common stock		
Authorized: 200 shares, no par value		
Issued and outstanding: 100 shares	6,000	
Retained earnings	445,526	
Total Stockholders' Equity		451,526
Total Liabilities and Stockholders' Equity		$566,388

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Revenues	
Commissions	$405,833
Gains - principal trades	80,417
Interest and dividends	241
Other income	47,950
Total Revenues	534,441
Expenses	
Officers' salaries	101,900
Other salaries	74,765
Payroll taxes	23,271
Commissions	127,403
Clearance fees	113,336
Stationery, printing and office expenses	1,476
Advertising	1,200
Stock exchange expenses	21,625
Telephone and communications	7,624
Insurance	5,472
Travel	7,393
Information technology services	31,596
State corporate tax	830
Professional fees	7,750
Total Expenses	525,641
Net Income	$ 8,800

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2013	$6,000	$436,726	$442,726
Net income	-	8,800	8,800
Balance - December 31, 2013	$6,000	$445,526	$451,526

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

Balance - January 1, 2013	$0
Balance - December 31, 2013	$0

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities	
Net income	$ 8,800
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease (Increase) in assets:	
Securites owned - at market value	(35)
Accounts receivable	12,956
Increase (Decrease) in liabilities:	
Clearance fee payable	(2,599)
Accounts payable and accrued expenses	8,576
Payroll taxes payable	2,857
Total Adjustments	21,755
Cash provided by (used for) operating activities	30,555
Cash; beginning of year	167,548
Cash; end of year	$198,103

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2013

NET CAPITAL COMPUTATION

Credit factors	
Common stock	$6,000
Retained earnings	445,526
Total Credit Factors	451,526
Debit factor	
Capital charges pursuant to Rule 15C3-1	0
Net capital	451,526
Less; Minimum net capital requirements	100,000
Capital in excess of all requirements	$351,526

Aggregate indebtedness	
Clearance fee payable	$5,682
Accounts payable and accrued expenses	103,657
Payroll taxes payable	5,523
	$114,862

Capital ratio - (maximum allowance 1500%)	
Ratio of aggregate indebtedness to net capital	25%

There were no material variances between this computation of net capital under rule 15c3-1 and the registrant's computation filed with part II, form X-17A5. Accordingly, no reconciliation is required.

The accompanying notes are an integral part of this statement.

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2013

NOTE 1 - Significant Accounting Policies

(a) Nature of Business

The Firm is a New Jersey Corporation and clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date for equities and bonds, one business day following the transaction date for options and certain government securities

NOTE 2 - Provision for Income Taxes

No provision has been made for Federal income taxes, since the Company has elected to be treated as an "S" Corporation according to provisions of the Internal Revenue Code.

The Company has also elected to be treated as an "S" corporation for New Jersey income taxes, and therefore, there are no provisions for state income taxes in the financial statements..

NOTE 3 - Securities Owned

Securities owned are stated at market value and consist of the following:

U.S. Treasury Bills	$349,930

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2013

NOTE 4 - Lease Commitment

The Company occupies space that is used as their office for which a company that is an affiliate of Repex & Co., Inc. has liability for the lease. Therefore, Repex & Co., Inc. has no lease commitment on the premises that they occupy as their office.

There was no rent paid by Repex & Co., Inc. or any rent expense allocated to it for 2013.

NOTE 5 - Capital Ratio

The capital ratio, as independently computed by our auditor, was 25%, versus an allowable of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement as computed under S.E.C. Rule 15c3-1, is $100,000. The net capital as computed was $451,526 leaving capital in excess of requirements of $351,526.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2013

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such nonperformance by its customers.

The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as of December 31, 2013, pursuant to S.E.C. Rule 17a-S, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

To the Officers and Directors of Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

In planning and performing my audit of the financial statements of Repex & Co., Inc. for the year ended December 31, 2013, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Repex & Co., Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule I7a-3(a)(11); (2) in complying with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule I5c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule I7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule I7a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Steven E. Cooper
Certified Public Accountant

New City, New York
February 16, 2014

STEVEN E. COOPER

Certified Public Accountant

16 Croyden Lane
New City, New York 10956
(845) 634-5474

Report of Independent Registered Public Accountant on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Officers and Directors of
Repex & Co., Inc.
550 Durie Avenue
Closter, NJ 07624

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments{General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Repex & Co., Inc. (the Company) and the Securities and Exchange Commission, the Financial Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.
2. Compared the Total Revenue amounts audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Noted no adjustments to be reported in Form SIPC-7.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and the listing of assessment payments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matter might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

New City, NY
February 16, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026431 FINRA DEC
REPEX & CO INC 11*11
550 DURIE AVE
CLOSTER NJ 07624-2012

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID SOKOLOWSKI 201-767-1050

2. A. General Assessment (item 2e from page 2) $ 1114

B. Less payment made with SIPC-6 filed (exclude interest) (460)

7/19/2013
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 654

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 654

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 654

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Repex & Co, Inc,
(Name of Corporation, Partnership or other organization)

David Sokolowski
(Authorized Signature)

Dated the 18 day of January, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 534441
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	534441
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	32728
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55768
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	136
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 38	
Enter the greater of line (i) or (ii)	38
Total deductions	88740
2d. SIPC Net Operating Revenues	$ 445701
2e. General Assessment @ .0025	$ 1114
	(to page 1, line 2.A.)